Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211571

SUPPLEMENT NO. 7 DATED DECEMBER 29, 2017

TO THE PROSPECTUS DATED APRIL 14, 2017

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated April 14, 2017, as supplemented by Supplement No. 5 dated September 20, 2017, which incorporated the information contained in all prior prospectus supplements, and Supplement No. 6 dated November 3, 2017. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the Company;
2)	An update on Greenbacker Capital Management LLC’s (“GCM”) investment committee;
3)	Updating the table setting forth our investments; and
4)	Certain other modifications and amendments to our prospectus.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of December 26, 2017, we had accepted investors’ subscriptions for and issued approximately 20,461,000 shares in the offering, resulting in our receipt of gross proceeds of approximately $199,501,000.

Update to GCMs Investment Committee

The following information supersedes and replaces in its entirety the first paragraph under the heading “Business—Investment Committee” on page 64 of the prospectus:

All investment decisions made by GCM will require the unanimous approval of its investment committee, which is comprised of Charles Wheeler, who also serves as President and Chief Executive Officer of the Company, and is Senior Managing Director and Chief Investment Officer of our advisor and a member of our board of directors, David Sher, who serves as Chief Executive Officer of our advisor and is a member of our board of directors, and Robert Brennan, who serves as Co-Chairman of Greenbacker Group LLC.

The following information supersedes and replaces in its entirety the second sentence in the paragraph under the heading “Business—Our Investment Process—Execution” on page 73 of the prospectus:

Approval will require the unanimous approval of the members of GCM’s investment committee, which is comprised of David Sher, Charles Wheeler and Robert Brennan.

The following information supersedes and replaces in its entirety the first sentence in the first paragraph under the heading “Management—Investment Committee” on page 82 the prospectus:

All investment decisions made by GCM require the unanimous approval of its investment committee, which is comprised of Charles Wheeler, who also serves as President and Chief Executive Officer of the company, and is Senior Managing Director and Chief Investment Officer of our advisor and a member of our board of directors, David Sher, who serves as Chief Executive Officer of our advisor and is a member of our board of directors, and Robert Brennan, who is Co-Chairman of Greenbacker Group LLC.

Table Setting Forth Our Investments

The following information supersedes and replaces in its entirety the table on page 62 contained in the “Overview—Business” section of the prospectus:

The table below sets forth our investments in alternative energy generation portfolios as of December 31, 2017. In addition to the table below, the portfolio has a rated system capacity of 184.90 megawatts which is enough energy to power approximately 33,853 homes for one year of typical use. The total investment amount of our 196 assets, located in 20 states or provinces, was $241.62 million, wherein we have assumed $32.518 million in debt/leverage. The weighted average remaining contract term on our PPAs was 16.0 years and the weighted average yield on our assets was 11.18% In addition, 76.9% of our power off takers are considered to be investment grade. 66.7% of our assets are in solar while 33.3% are wind. Our off takers are currently a mix of utilities (72.7%), municipalities (8.0%), commercial operators (1.8%), and residential systems (17.5%). Approximately 18% of the remaining solar and wind contract terms are for 15 years or less, while 82% are for more than 15 years.

	Date(s)	Location(s)	# of Assets	Form of Investment	Initial Investment Amount* (Millions)**	Forecasted Initial Yield	Approximate Average Remaining Term to Purchase Power	Power Offtaker	Assets	Generation Capacity in (kW)*	Generation Equivalent (per year)

Alternative Energy - Solar
East to West Solar	First quarter 2015	CO, CT, FL, HI, IN, NC	13	100% Equity Ownership	$17.250 mm	12.1%	13.7 years	Utility and commercial	Commercial ground and roof mounted solar photovoltaic systems	9,789	1,605 homes

Gainesville Solar	Second quarter 2015	FL	2	100% Equity ownership	$4.150 mm	14.5%	15.5 years	Utility	Commercial ground mounted solar photovoltaic systems	2,050	336 homes

NC Tarheel Solar	Fourth quarter 2015	NC	2	100% Equity ownership	$8.399 mm	9.8%	13.1 years	Utility	Commercial ground mounted solar photovoltaic systems	7,621	1,250 homes

Magnolia Sun	Third quarter 2015, First quarter 2016	CA, MA, TN	18	100% Equity Ownership	$10.850 mm	11.6%	14.1 years	Utility and commercial	Commercial ground and roof mounted solar photovoltaic systems	5,302	870 homes

Green Maple Solar	Fourth quarter 2014, Fourth quarter 2015	VT	9	100% Equity Ownership	$17.012 mm	12.4%	19.7 years	Utility, municipal and commercial	Commercial ground mounted solar photovoltaic systems	7,393	1,212 homes

Canadian Northern Lights	Fourth quarter 2014, Fourth quarter 2015	ON, Canada	79	100% Equity Ownership	$1.610 mm	12.1%	13.9 years	Residential	Residential rooftop mounted solar photovoltaic systems	560	92 homes

Six States Solar	Fourth quarter 2015, Third Quarter 2017	AZ, CA, CO, CT, IN, NC	27	100% Equity Ownership	$2.671 mm	8.1%	13.6 years	Utility and commercial	Ground and roof mounted solar photovoltaic systems	12,973	2,128 homes

Greenbacker Residential Solar Portfolio	Third quarter 2016, First quarter 2017, Second quarter 2017	AZ, CA, CT, HI, MA, MD, NJ, NY	2,389	100% Equity Ownership and Managing Member majority equity Owner	$27.850 mm	12.2%	17.2 years	Residential	Residential rooftop mounted solar photovoltaic systems	18,559	3,044 homes

Greenbacker Residential Solar Portfolio II	2nd quarter 2017	AZ, CA, CT, MA, MD, NJ, NY, NV	1,438	Managing Member majority equity Owner	$6.0 mm	14.9%	18.0 years	Residential	Residential rooftop mounted systems	10,221	1,676 homes

Enfinity Colorado DHA Portfolio	First quarter 2017	CO	666	100% Equity ownership	$7.270 mm	10.1%	14.5 years	Residential	Residential rooftop mounted solar photovoltaic systems	2,508	411 homes

Sunny Mountain	Third quarter 2014	CO	21	100% Equity Ownership	$0.920 mm	12.0%	12.6 years	Utility, commercial and residential	Commercial and residential ground and roof mounted solar photovoltaic systems	801	131 homes

Raleigh Portfolio	Third quarter 2017	NC	5	Managing Member majority equity Owner	$20.500 mm	9.0%	12.5 years	Utility	Commercial ground mounted solar photovoltaic systems	27,829	4,564 homes

Golden Horizons Solar Portfolio	Fourth quarter 2017	CA	2	100% Equity Ownership	$7.709 mm	13.6%	13.4 years	Utility	Commercial ground mounted solar photovoltaic systems	7,792	1,278 homes

Foresight Solar	Fourth quarter 2017	CA, CO	6	Managing Member, majority equity owner	$13.000 mm	8.5%	16.3 years	Utility	Commercial ground mounted solar photovoltaic systems	10,000	1,640 homes

Alternative Energy - Wind

Fairfield Wind	Fourth quarter 2015	MT	1	Managing Member, majority equity owner	$19.027 mm	10.7%	16.3 years	Utility	Operating wind power facilities	10,000	2,214 homes

Greenfield Wind	Fourth Quarter 2016	MT	1	Managing Member, majority equity owner	$34.773 mm	12.2%	23.8 years	Utility	Operating wind power facilities	25,000	5,535 homes

Fossil Gulch Wind Park	Second Quarter 2017	ID	1	100% Equity Ownership	$6.531 mm	12.8%	7.7 years	Utility	Operating wind power facilities	10,500	2,325 homes

Georgia Mountain Wind	Fourth quarter 2017	VT	1	100% Equity Ownership	$25.1 mm	10.2%	20.0 years	Utility	Operating wind power facilities	10,000	2,214 homes

Wagner Wind	Fourth quarter 2017	CA	1	100% Equity Ownership	NA	7.7%	15.0 years	Utility	Operating wind power facilities	6,000	1,328 homes

Energy Efficiency - Lighting Replacement

GREC Energy Efficiency Portfolio	Third quarter 2015	Puerto Rico	3	Capital Lease	$0.559 mm	15.4%	4.4 years	N/A	Energy efficiency LED lighting	N/A

Renew AEC One LLC (Kane Warehouse)	Fourth quarter 2015	PA	1	Secured Loan	$1.086 mm	10.3%	6.2 years	N/A	Energy efficiency LED lighting	N/A

* Approximate.

** Does not include assumed project level debt.

*** The forecasted initial (or first year) yield is equal to the asset’s net cash flow divided by the purchase price of the asset, expressed as a percentage. The asset’s first year of net cash flow is equal to electricity revenue net of operating expenses and debt service payments. Electricity revenue is equal to the forecast first year’s electricity production multiplied by the contracted electricity rate plus the contracted price of renewable energy credits, to the extent applicable. Operating expenses are based on first year contracted expenses. The initial yield does not factor in expenses incurred, or closing costs involved, in the acquisition of the asset. The initial yield is not a measure of the fund’s performance and it is not necessarily indicative of distributions that the fund may provide to investors. This metric may vary over time based on the variability of electricity production.

NA - Not Available.

The Company also owns a “to be constructed” 26 megawatt solar project (“Midway III”) located in Imperial County, California. Midway III is estimated to start construction in January 2018 and achieve Commercial Operations Date in October 2018. As part of this pre-construction transaction, the project has a construction management contract in place as well as a module supply agreement with Solar Frontier for the required solar panels. After considering a planned tax equity investment and an expected term loan with a financial institution, the net investment by the Company is expected to be approximately $9.0 million. Once operational, Midway III will sell all the power generated to a large southern California utility through a 20-year fixed-price power purchase agreement.

Also, our top ten off takers, their classification and the percentage of our total system capacity they represent as of September 30, 2017 are included here for reference:

Rank	Offtaker	Classification	%
1	Duke Progress Energy	Utility	26.38%
2	Northwestern Energy	Utility	22.03%
3	Greenbacker Residential	Residential	18.13%
4	Idaho Power Company	Utility	6.61%
5	Southern California Edison	Utility	4.90%
6	Virginia Electric and Power Company	Utility	4.25%
7	TVA, Fayetteville PU	Utility	2.89%
8	Xcel Energy	Utility	2.81%
9	Green Mountain Power	Utility	1.45%
10	Gainesville Regional Utility	Utility	1.29%

Certain other Modifications and Amendments to our Prospectus

The following information supersedes and replaces in its entirety the answer to the “Q. How Long will this offering last?” in the “Questions and Answers about this Offering” section of the prospectus on page 43:

A: This is a continuous offering of our shares as permitted by the U.S. federal securities laws. We may sell our shares in this offering until February 7, 2020, unless we decide to extend this offering. In some states, we will need to renew our registration annually in order to continue offering our shares beyond the most recent registration period. Your ability to purchase shares and submit shares for repurchase will not be effected by the expiration of this offering and the commencement of a new one.

The following information supersedes and replaces in its entirety the third sentence in the second paragraph under the heading “The Offering” on page 48 in the “Plan of Distribution” section of the prospectus:

We may sell our shares in the offering until February 7, 2020, unless we decide to extend this offering.

Subscription Agreement

The following information should be removed in its entirety from Section 10. Check and Mailing Instructions in the Subscription Agreement:

Greenbacker Renewable Energy Company Investors in Pennsylvania: Until we have raised the minimum offering amount required in the state of Pennsylvania, the Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Greenbacker Renewable Energy Company, LLC” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address below. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

The following information should be removed in its entirety from Section 6. Check and Mailing Instructions in the Additional Subscription Agreement:

Greenbacker Renewable Energy Company Investors in Pennsylvania: Until we have raised the minimum offering amount required in the state of Pennsylvania, the Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Greenbacker Renewable Energy Company, LLC” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address below. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

The following information should be removed in its entirety from Section 9c. Acknowledgements & Signatures for GREC in the Multi-Offering Subscription Agreement:

____Owner	____Co-Owner	Pennsylvania: Because the minimum closing amount is less than $80,000,000, you are cautioned to carefully evaluate the programs ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of program subscriptions.

The following information should be removed in its entirety from Section 10. Check Instructions in the Multi-Offering Subscription Agreement:

Greenbacker Renewable Energy Company Investors in PA: Until we have raised the minimum offering amount required in the state of Pennsylvania, the MultiOffering Subscription Agreement, together with a check made payable to “UMB Bank, N.A., as Escrow Agent for Greenbacker Renewable Energy Company, LLC” for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address in Section 10a. Please refer to the “Suitability Standards-Notice to Residents of Pennsylvania Only” section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

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